EXHIBIT 12.1

Cargill Fertilizer Businesses

Computation of Ratio of Earnings to Fixed Charges

	Six Month Period ended November 30		Years ended May 31
	2003	2002	2003	2002	2001	2000	1999
Fixed Charges:
Interest Charges	15.7	21.4	41.2	42.8	46.7	39.7	15.4
Interest Portion of rental expenses	3.9	2.5	6.5	5.7	5.0	5.7	6.3

Total fixed charges	19.6	23.9	47.7	48.5	51.7	45.4	21.7

Earnings:
Earnings (loss) from continuing operations before minority interest	38.3	54.5	32.7	31.6	(55.5)	69.9	177.6
Interest Charges	15.7	21.4	41.2	42.8	46.7	39.7	15.4
Interest portion of rental expenses	3.9	2.5	6.5	5.7	5.0	5.7	6.3

Total earnings (loss)	57.9	78.4	80.4	80.1	(3.8)	115.3	199.3

Ratio of earnings to fixed charges(1)	3.0	3.3	1.7	1.7	(0.1)	2.5	9.2

(1)	The Company’s earnings were insufficient to cover fixed charges by $55.5 million for the year ended May 31, 2001.